Exhibit 99.1

MATERIAL FACT

SUZANO PAPEL E CELULOSE S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ/MF): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, February 12, 2020 - Suzano Papel e Celulose S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with CVM Instruction 358 of January 3, 2002, as amended, and CVM Instruction 480 of December 7, 2009 (“CVM Instruction 480/09”), as amended, in line with corporate governance best practices, hereby announces that it has updated the projected synergy gains disclosed earlier in the Material Fact notice of March 26, 2019.

1.	Projected synergy gains from the business combination with Fibria Celulose S.A. concluded on January 14, 2019.

The Company expects to capture gradually from 2019 to 2021, operating synergies between R$ 1.1 billion and R$ 1.2 billion (before taxes) on a recurring basis after 2021, through a decrease in costs, expenses and capital expenditure in the procurement, forest, industrial, logistics, sales, administrative and personnel areas.

The estimated amount of operating synergies mentioned above does not include the costs of implementing the initiatives linked to these synergies, whose estimates by the Company remain at approximately R$ 200 million by 2021.

Operating synergies captured in 2019 totaled R$ 763 million. Excluding the implementation costs of around R$ 60 million (which were lower than the previous estimate of R$ 100 million) and the negative impact of cuts on production during the period, the operating synergies captured totaled R$ 311 million.

The Company also maintains its estimate of tax synergies that generate deductibility at around R$ 2.0 billion per year in 2020 and 2021. It expects the deductibility to continue until the end of 2029.

2.	Period projected and validity of projected synergies

Regarding operating synergies, the updated projected period comprises fiscal years of 2020 and 2021, and the Company expects to capture between R$ 1.0 billion and R$ 1.1 billion by December 31, 2020, and between R$ 1.1 billion and R$ 1.2 billion by December 31, 2021, on a recurring basis after 2021.

Specifically, regarding to tax synergies, the projected period comprises fiscal years of 2020 and 2021, and may continue until the end of the fiscal year 2029.

These projected synergies, which will be captured gradually, are valid until the end of the above-mentioned periods, and any significant changes in this estimate caused by developments in the process of integration between the Company and Fibria and the assumptions will be disclosed to the market pursuant to applicable laws.

3.	Update of Reference Form

The Company clarifies that item 11 of the Reference Form will be duly updated within the deadline established in CVM Instruction 480/09.

By disclosing the information contained in this Material Fact, the Company reiterates its commitment to transparency towards its shareholders, investors and the market and will keep them adequately informed of any significant change in the projected synergies and the estimated long-term operational performance announced.

The estimates shown here merely reflect the current estimates or expectations of the Company's management, are subject to risks and uncertainties, and in no way constitute a promise of performance. These estimates represent forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipate”, “believe”, “expect”, “predict”, “intend”, “plan”, “project”, “aim”, “should”, and other similar terms are intended to identify these forecasts, which, involve risks or uncertainties foreseen or not by the Company. Information about business prospects, projections and financial targets merely represents forecasts based on the management's current expectations regarding the future of the Company and its subsidiaries. These expectations depend on market conditions, as well as the economic scenario in Brazil and the countries in which the Company operates and the sectors in which it operates. Any change in the perception or the factors described above may cause actual results to differ from the estimates presented here.

São Paulo, February 12, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer